FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice regarding general shareholders’ meeting.

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 917 538 100 34 917 538 000 Fax 34 913 489 494 www.repsol.com

Madrid, May 3rd, 2010

The Ordinary General Shareholders’ Meeting of Repsol YPF, S.A., held on April 30th, on second call, approved all the proposals of resolutions submitted by the Board of Directors concerning the points of the Agenda.

In particular, the Ordinary General Shareholders’ Meeting, on the first item of the Agenda, approved the payment of a final gross dividend against year 2009 of 0.425 Euros per share to be paid from July 8th 2010.

The final gross dividend will be transferred to the Depositary, Bank of New York, on July 8th 2010. Owners of record of American Depositary Shares at the closing of business of July 7th 2010 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on July 19th 2010.

Likewise, the Ordinary General Shareholders’ Meeting, on the forth item of the Agenda, approved the re-election as Directors of Mrs. Paulina Beato Blanco, Mr. Artur Carulla Font, Mr. Javier Echenique Landiríbar, Mr. Henri Philippe Reichstul and the Company Pemex Internacional España, S.A., for the statutory term of 4 years. With these agreements and with the ones adopted in the Board of Directors celebrated after the Ordinary General Shareholders’ Meeting, the composition of the Board of Directors of Repsol YPF and of its Committees is as follows:

Official Notice

Board of Directors:

Chairman:	Mr. Antonio Brufau Niubó	(Executive Director)
1st Vice-Chairman:	Mr. Luis Fernando del Rivero Asensio	(Institutional Outside Director)
2nd Vice-Chairman:	Mr. Isidre Fainé Casas	(Institutional Outside Director)

Directors:	Mr. Juan Abelló Gallo	(Institutional Outside Director)
	Mrs. Paulina Beato Blanco	(Independent Outside Director)
	Mr. Artur Carulla Font	(Independent Outside Director)
	Mr. Luis Carlos Croissier Batista	(Independent Outside Director)
	Mr. Carmelo de las Morenas López	(Independent Outside Director)
	Mr. Ángel Durández Adeva	(Independent Outside Director)
	Mr. Javier Echenique Landiríbar	(Independent Outside Director)
	Mrs. María Isabel Gabarró Miquel	(Independent Outside Director)
	Mr. José Manuel Loureda Mantiñán	(Institutional Outside Director)
	Mr. Juan María Nin Génova	(Institutional Outside Director)
	Pemex Internacional España, S.A.	(Institutional Outside Director)
	Mr. Henri Philippe Reichstul	(Independent Outside Director)
	Mr. Luis Suárez de Lezo Mantilla (*)	(Executive Director)

(*)	Director and Secretary

Delegated Committee:

Mr. Antonio Brufau Niubó (Chairman)

Mr. Artur Carulla Font

Mr. Luis Fernando del Rivero Asensio

Mr. Javier Echenique Landiríbar

Mr. Isidre Fainé Casas

Pemex Internacional España, S.A.

Mr. Henri Philippe Reichstul

Mr. Luis Suárez de Lezo Mantilla

Audit and Control Committee:

Mrs. Paulina Beato Blanco (Chairwoman)

Mr. Carmelo de las Morenas López

Mr. Ángel Durández Adeva

Mr. Javier Echenique Landiríbar

2

Official Notice

Nomination and Compensation Committee:

Mr. Artur Carulla Font (Chairman)

Mrs. María Isabel Gabarró Miquel

Mr. José Manuel Loureda Mantiñán

Mr. Juan María Nin Génova

Strategy, Investment and Corporate Social Responsibility Committee:

Pemex Internacional España, S.A. (Chairman)

Mr. Juan Abelló Gallo

Mr. Luis Carlos Croissier Batista

Mrs. María Isabel Gabarró Miquel

Mr. José Manuel Loureda Mantiñán

Mr. Juan María Nin Génova

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 3rd, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer